Via Facsimile and U.S. Mail
Mail Stop 4720

June 12, 2009

Mr. Zhong Ying
Chief Financial Officer
China Health Resource, Inc.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R. China

**Re: China Health Resource, Inc.
          Form 10-KSB for the Year Ended December 31, 2007
          Form 10-Q for the Quarter Ended March 31, 2008
          Form 10-Q for the Quarter Ended June 30, 2008
          File No. 000-50029**

Dear Mr. Ying.

        We have completed our review of the above filings and have no further comments
at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant

Cc: Barbara A. Jones, Esq.
        McDermott, Will & Emory
        Fax: 617-535-3800